FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2012

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") to the Report on Form 6-K of Excel Maritime Carriers Ltd. originally furnished to the U.S. Securities and Exchange Commission (the "Commission") on September 7, 2012 (the "Original Form 6-K") is being furnished solely for the purpose of providing Interactive Data File disclosures as Exhibit 101 in accordance with Rule 405 of Regulation S-T.  This Exhibit 101 was not previously filed with the Original Form 6-K.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed.

This Amendment No. 1 and the exhibit hereto are hereby incorporated by reference into the registration statement on Form F-3 (File No 333-168568, as amended) filed by the Company with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(Registrant)

Dated: September 17, 2012	By:	/s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos
Chief Financial Officer

Exhibit No.	Exhibit Description

101
The following financial information from Excel Maritime Carriers Ltd.'s Original Form 6-K furnished with the Commission on September 7, 2012,  formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2011 and June 30, 2012 (unaudited);
(2) Consolidated Unaudited Statements of Operations for the six month periods ended June 30, 2011 and 2012;
(3) Consolidated Unaudited Statements of Comprehensive Loss for the six month periods ended June 30, 2011 and 2012;
(4) Consolidated Unaudited Statements of Stockholders' Equity for the six month periods ended June 30, 2011 and 2012;
(5) Consolidated Unaudited Statements of Cash Flows for the six month periods ended June 30, 2011 and 2012; and
(6) Notes to Unaudited Consolidated Financial Statements